SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Blue Coat Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09534T508
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,944,260

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,944,260

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,944,260

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,437,799

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,437,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,437,799

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,437,799

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,437,799

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,437,799

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.0001 par value (the "Common Stock"), of Blue Coat Systems, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of August 31, 2011 and amends and supplements the Schedule 13D filed on December 16, 2010, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                         $41,881,695

Elliott International Working Capital $62,554,678

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

      On August 30, 2011, Elliott entered into an agreement (the "August 2011 Agreement") with the Issuer pursuant to which Elliott agreed that until October 25, 2011, unless extended by the parties thereto and except as described below, none of Elliott or any of its affiliates (or any person acting on behalf of Elliott or its affiliates) will, directly or indirectly, without the Issuer’s prior written consent (in each case, other than with respect to actions between or among Elliott and any of Elliott International, EICA and/or any other parties under common management with either therewith, which shall not be prohibited), (i) acquire, agree to acquire, propose, seek or offer to acquire, or knowingly facilitate the acquisition or ownership of, any securities or assets of the Issuer or any of its subsidiaries, (ii) enter, agree to enter, propose, seek or offer to enter into or knowingly facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Issuer or any of its subsidiaries, (iii) make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer, (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to any voting securities of the Issuer, (v) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Issuer, (vi) publicly disclose any intention, plan or arrangement with respect to any action prohibited by the foregoing, (vii) advise, assist or knowingly encourage or enter into any negotiations, agreements or arrangements with any other persons with respect to any action prohibited by the foregoing or (viii) enter into any discussions with any other persons with respect to any action prohibited by the foregoing or into any discussions with any other persons that could reasonably be expected to lead to any action prohibited by the foregoing; provided, that nothing in the August 2011 Agreement is intended to or shall restrict the ability of Elliott or any of its affiliates to approach the Issuer’s Board of Directors with respect to any of the foregoing matters to the extent such approach would not reasonably be expected, in Elliott’s good faith judgment, to require public disclosure thereof by the Issuer of a business combination, merger or other type of transaction described above.

With the Issuer’s prior consent, not to be unreasonably withheld, delayed or conditioned, Elliott may enter into non-public discussions with respect to plans or proposals regarding the Issuer with one or more additional persons previously identified to the Issuer.

The standstill and related provisions of the August 2011 Agreement may terminate prior to October 25, 2011 upon (A) the public disclosure or announcement by the Issuer: (i) that the Issuer has entered into a definitive agreement, or otherwise has publicly stated its intention to effect (a) any direct or indirect sale, transfer, contribution or other disposition to, or any joint venture or similar transaction with, any third party involving any material portion of the assets (including equity securities) or businesses of the Issuer; (b) any issuance or sale of securities to or other transaction with any third party that if consummated would result in any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) beneficially owning 20% or more of any class of equity securities of the Issuer; (c) any liquidation or dissolution of the Issuer; (d) any merger, consolidation, business combination, share exchange or similar transaction between the Issuer and any third party; or (e) any purchase or acquisition of any capital stock or other equity interests or derivative securities of any third party or any assets from any third party (other than in the ordinary course of business), or any repurchase or redemption of any equity securities of the Issuer, whether pursuant to a stock repurchase plan or otherwise (other than any repurchase or redemption in the ordinary course of business of any equity securities held by any departing employee of the Issuer); or (ii) of any plan, agreement or intention of the Issuer to effect any extraordinary dividend or to amend the Issuer’s certificate of incorporation or bylaws; or (B) any person or group publicly announcing or commencing a tender or exchange offer to acquire voting securities of the Issuer, that, if successful, would result in such person or group beneficially owning more than 50% of the then outstanding voting securities of the Issuer.

Elliott entered into the August 2011 Agreement in order to facilitate the Issuer's discussions with, and sharing of confidential information with, Elliott for the purpose of Elliott's evaluation of alternatives with respect to its investment in the Issuer, which may include transactions of the nature described above.

ITEM 5.Interest in Securities of the Issuer.

(a)     Due to the Ownership Limitation (as defined below), Elliott individually beneficially owns 2,944,260 shares of Common Stock consisting of: (i) 958,498 shares of Common Stock, (ii) a Senior Convertible Note due June 2, 2013 (the "Convertible Note") convertible into 1,793,084 shares of Common Stock, and (iii) warrants (the "Warrants") exercisable for 192,678 shares of Common Stock.  Elliott owns the Convertible Note and Warrants through Manchester Securities Corp., a wholly-owned subsidiary.  The 2,944,260 shares of Common Stock individually beneficially owned by Elliott constitute approximately 6.7% of the outstanding shares of Common Stock.

                Elliott International and EICA beneficially own an aggregate of 1,437,799 shares of Common Stock, which constitute approximately 3.4% of all of the outstanding shares of Common Stock.

Due to the Ownership Limitation, collectively, Elliott, Elliott International and EICA beneficially own 4,382,059 shares of Common Stock constituting 9.9% of all of the outstanding shares of Common Stock.

                In accordance with Rule 13d-4 under the Exchange Act, the number of shares of Common Stock into which the Convertible Note is convertible is limited pursuant to the terms of the Convertible Note to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion of the Convertible Note to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  As of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to 133,700 shares of Common Stock into which the Convertible Note would otherwise be convertible.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)No transactions of the Issuer’s securities have been effected by the Reporting Persons during the past sixty (60) days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 624,000 and 936,000 shares of Common Stock of the Issuer, respectively (representing an economic interest in 1.4% and 2.2% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 3.5% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in Items 4 and 5 and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 1, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President